UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number 001-41774

GMEX Robotics Corporation

(Translation of registrant’s name into English)

23-25 Mangrove Lane

Taren Point, NSW 2229

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Share Consolidation

On April 6, 2026, as approved and authorized by the board of directors of GMEX Robotics Corporation (the “Company”), the Company implemented a share consolidation of the Company’s (i) issued and unissued existing Class A ordinary shares at a ratio of 1-for-7, with a post-share consolidation par value of US$0.0896 each and (ii) issued and unissued existing Class B ordinary share at a ratio of 1-for-28, with a post-share consolidation part value of US$0.0896 each, effective on May 1, 2026 (the “Share Consolidation”). Pursuant to the BVI Business Companies Act (as amended) and the Company’s Memorandum and Articles of Association, the Company’s Board of Directors is authorized to effect the Share Consolidation without the approval of the Company’s shareholders. Accordingly, no shareholder vote, consent or approval is required or will be sought in respect of the Share Consolidation.

Upon the market opening on May 1, 2026, the Company’s Class A ordinary shares will continue to be traded on The Nasdaq Capital Market under the symbol “GMEX” with the new CUSIP number G3514S120.

As of April 28, 2026, there were 6,007,099 of the Company’s Class A ordinary shares outstanding and 201,250 Class B ordinary shares outstanding. Effecting the Share Consolidation will reduce the outstanding Class A ordinary shares to 858,157 and the outstanding Class B ordinary shares to 7,188. As a result of the Share Consolidation, the Company is authorized to issue a maximum of 22,321,429 shares of US$0.0896 par value each divided into (a) 22,033,929 Class A ordinary shares of a par value of US$0.0896 each; and (b) 287,500 Class B ordinary shares of a par value of US$0.0896 each.

On April 8, 2026, the Company filed the second amended and restated memorandum and articles of association to Registrar of Corporate Affairs of the British Virgin Islands in connection with the Share Consolidation, a copy of which is attached hereto as Exhibit 3.1 and incorporated herein by reference.

A copy of the press release dated April 28, 2026, announcing the Share Consolidation, is attached hereto as Exhibit 99.1 and incorporated herein by reference.

This Form 6-K, including exhibits hereto, is hereby incorporated by reference into the registration statements of the Company on Form F-3 (Registration Number 333-284232) and into each prospectus outstanding under the foregoing registration statement, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Exhibit Index

Exhibit No.	Description
3.1	Second Amended and Restated Memorandum of Association and Articles of Association (adopted by resolution of directors passed on April 6, 2026 and filed on April 8, 2026)
99.1	Press Release dated April 28, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2026	GMEX Robotics Corporation

	By:	/s/ Yinying Lu
Yinying Lu
Chief Executive Officer and Director
(Principal Executive Officer)